UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

Attn: Herbjørn Hansson,
LOM Building,
27 Reid Street
Hamilton HM 11,
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐     No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐     No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 1 is a copy of the press release of Nordic American Tankers Limited (the “Company”), dated March 31, 2019, announcing that the Company has entered into an At-The-Market Issuance Agreement (“ATM”) with B. Riley FBR, Inc. as the sales agent.
Attached hereto as Exhibit 5.1 is the opinion of MJM Limited relating to the legality and validity of the common shares.
This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-228603), filed with the U.S. Securities and Exchange Commission with an effective date of February 20, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: April 2, 2019	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chief Executive Officer

Exhibit 1

Nordic American Tankers Ltd (NYSE: NAT) - NAT announces ATM agreement - REVISED

Hamilton, Bermuda, March 31, 2019

Nordic American Tankers Limited (NYSE: NAT) has entered into an At-The-Market Issuance Agreement ("ATM") dated March 29, 2019, with the investment banking firm, B. Riley FBR, Inc., as the sales agent.

Under the ATM and over a period of about 3 years, NAT may, at its discretion during the term of the ATM, sell up to a maximum of $40 million of common shares of NAT.

The ATM sales, if any, will be made at market prices.  It is not an obligation for NAT to sell any shares under the ATM.  The establishment of the ATM is in harmony with the conservative financial policy of NAT and provide a tool for NAT to ensure that we have the financial flexibility at all times.

The shares issued under the ATM, if any, will be pursuant to a prospectus supplement and an accompanying prospectus filed as part of an effective shelf registration statement filed with the Securities and Exchange Commission on Form F-3.  Copies of the prospectus supplement and the accompanying base prospectus may be obtained when available without charge from the offices of B. Riley FBR, Inc., at 1300 North 17th Street, Suite 1400, Arlington, VA 22209 or by calling (703) 312-9580 or by emailing prospectuses@brileyfbr.com.

We wish to make it clear that this press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning sales of shares under the ATM Agreement, the financial policies and strategies of NAT and other statements that are not statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

www.nat.bm

Exhibit 5.1

1 April 2019	Ref. 29796.0020

Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton
HM11
Bermuda

Dear Sirs,

Re:  Nordic American Tankers Limited (the “Company”)
1.    Subject of Opinion
We are lawyers duly qualified to practise in Bermuda. This opinion as to the laws of Bermuda is addressed to you in connection with the Registration Statement, including the base prospectus contained therein (the “Base Prospectus”), on Form F-3 (File No. 333-228603) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on 20 February 2019 under the Securities Act of 1933, as amended (the “Securities Act”).
The Company proposes to issue and sell through the Agent, on the terms set out in an at market issuance sales agreement (the “Agreement”) dated 29 March 2019 between the Agent and the Company, common shares of par value US$0.01 per shares in the share capital of the Company, having an aggregate gross sales price of up to US$40,000,000 (the “Shares’). This opinion is being rendered, at the request of the Company, pursuant to Section 10(e) of the Agreement.
2.   Defined Terms
2.1	Terms defined in the Agreement have the same meaning when used in this opinion, unless otherwise defined in this opinion.
2.2	In this opinion, the following terms have the following meanings:
(a)	“Bermuda Subsidiaries” means those companies whose names are listed in Schedule 1 hereto;
(b)	the “Companies Act” means the Companies Act, 1981, as amended;
(c)	the “Foreign Courts” means the courts of the State of New York; and
(d)	the “Foreign Laws” means the laws of the State of New York.
3.   Documents Examined

For the purposes of this opinion we have examined and relied upon originals or copies of the following:
3.1	the Registration Statement and the Prospectus (the “Prospectus”) included therein;
3.2	a scanned copy of the supplement to the Prospectus dated 29 March 2019 (the “Prospectus Supplement”);
3.3	a scanned copy of the executed Agreement;
3.4	copies of minutes of a meeting of the Board of Directors of the Company held on 15 February 2019 (the “Resolutions”);
3.5	a copy of the following documents for the Company, as certified by the secretary of the Company on 1 April 2019:
(a)	Certificate of Incorporation;
(b)	Certificate of Amalgamation;
(c)	Certificate of Incorporation on Change of Name;
(d)	Memorandum of Association;
(e)	Bye-laws;
(f)	Register of Directors and Officers;
(g)	Register of Members; and
(h)	Tax Assurance Certificate;
3.6	a Certificate of Compliance issued by the Registrar of Companies on 1 April 2019 in respect of the Company; and
3.7	such other documents as we have deemed necessary in order to render this opinion (together hereinafter referred to as the “Documents”).
A reference to a document does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto. Except as stated in this paragraph 3, we have not examined any contract, instrument or other document entered into by, or affecting, the Company or the Bermuda Subsidiaries or any corporate records thereof and have not made any other enquiries concerning the Company or the Bermuda Subsidiaries.
4.   Searches
We have also relied upon (i) our searches made on 1 April 2019 of the documents of public record relating to the Company maintained by the Registrar of Companies and (ii) our search made on 1 April 2019 of the Cause Book maintained by the Registrar of the Supreme Court of Bermuda in respect of the Company (collectively, the “Searches”).

5.   Opinion Limited to Bermuda Law
We have not investigated the laws of any country other than Bermuda and this opinion is given only with respect to compliance with or matters governed by Bermuda law. This opinion is limited to Bermuda law as applied by the courts of Bermuda at the date hereof and is governed by, and should be construed in accordance with, those laws. This opinion is also limited to the matters stated herein and no opinion is to be implied or may be inferred beyond the matters expressly stated herein. We give this opinion on the basis that it will not give rise to any legal proceedings with respect thereto in any jurisdiction other than Bermuda.
6.   Assumptions
In giving this opinion, we have assumed:
6.1
the authenticity, accuracy and completeness of all of the Documents (including, without limitation, public records) submitted to us as originals and the conformity to authentic original documents of all of the Documents submitted to us as certified, electronic or photostatic copies;

6.2	the genuineness of all signatures on the Documents submitted to us;
6.3
the truth, accuracy and completeness as at the date hereof of all representations as to factual matters, warranties and statements of fact or law, other than as to the laws of Bermuda, made in any of the Documents;

6.4
that the Resolutions certified as being true and accurate and provided to us in connection with the giving of this opinion were duly adopted by the duly elected or appointed directors of the Company or any duly constituted committee thereof; that any provisions contained in the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), or the bye-laws of the Company relating to the declaration of directors’ interests and the convening of, the quorum required for, and voting at the meetings of the directors were duly observed; and that such Resolutions have not been amended or rescinded, either in whole or in part, and are in full force and effect;

6.5
that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would be contravened by any actions taken by the Company in connection with the Registration Statement or which would have any implication in relation to the opinions expressed herein and that, in so far as any obligation under, or action to be taken under, the Registration Statement is required to be performed or taken in any jurisdiction outside Bermuda, the performance of such obligation or the taking of such action will constitute a valid and binding obligation of each of the parties thereto under the laws of that jurisdiction and will not be illegal by virtue of the laws of that jurisdiction;

6.6
that the information disclosed by the Searches has not been materially altered and that the Searches did not fail to disclose any material information which had been delivered for filing or registration, but was not disclosed or did not appear on the public file at the time of the Searches;

6.7
that no petition has been presented to or order made by a court for the winding up or dissolution of the Company and that no receiver or manager has been appointed in respect of theV Company or any of its assets which in any such case has not been revealed by the Searches;

6.8
when issued, all Shares will be issued in compliance with all matters of, and will represent valid and enforceable obligations under, applicable U.S. federal and state securities laws and other laws (other than the laws of Bermuda, in respect of which we are opining);

6.9	that, as of each and every time any of the Shares are issued in accordance with the Agreement, the Company will have a sufficient number of authorised and unissued Shares available for issuance; and
6.10	the Prospectus Supplement has, and any amendments thereto have, been filed with the Commission.
7.   Opinion
Based upon and subject to the foregoing, and further subject to the reservations mentioned below and to any matters not disclosed to us, we are of the opinion that at today’s date:
7.1	the Company is duly incorporated for an indefinite period as an exempted limited company, and is validly existing and in ‘good standing’ under the laws of Bermuda;
7.2	the Shares, when issued, sold and paid for as contemplated in the Prospectus and the Agreement, will be validly issued, fully paid and non-assessable; and
7.3	so far as can be ascertained from the Searches, the Company is not engaged in or threatened with any action, suit, or proceeding before any court in Bermuda.
8.   Reservations
This opinion is subject to the following reservations:
8.1	In Section 7.1 above, the expression “good standing” means that the Company and each of the Bermuda Subsidiaries has received a Certificate of Compliance from the ROC.
8.2
Searches of the Register of Charges at the office of the ROC and of the Supreme Court Cause Book at the Registry of the Supreme Court are not conclusive and it should be noted that the Register of Charges and the Supreme Court Cause Book do not reveal:

(a)
whether an application to the Supreme Court for a winding up petition or for the appointment of a receiver or manager has been prepared but not yet been presented or has been presented but does not appear in the Cause Book at the date and time the search is concluded;

(b)	whether any arbitration or administrative proceedings are pending or whether any proceedings are threatened, or whether any arbitrator has been appointed;
(c)	whether any Supreme Court, arbitration or administrative proceedings are threatened;

(d)
details of matters which have been lodged for filing or registration which as a matter of general practice of the ROC would have or should have been disclosed on the public file but have not actually been registered or to the extent that they have been registered have not been disclosed or do not appear in the public records at the date and time the search is concluded;

(e)	details of matters which should have been lodged for registration but have not been lodged for registration at the date the search is concluded; or
(f)
whether a receiver or manager has been appointed privately pursuant to the provisions of a debenture or other security, unless notice of the fact has been entered in the Register of Charges in accordance with the provisions of the Companies Act.

8.3
Any reference in this opinion to shares being “non-assessable” means, in relation to fully-paid shares of the Company and subject to any contrary provision in any agreement in writing between the Company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the Company, either in order to complete payment for their shares, to satisfy claims of creditors of the Company, or otherwise; and no shareholder shall be bound by an alteration of the Memorandum of Association or Bye-Laws of the Company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to, the Company.

9.   Reliance
This opinion has been prepared for use in connection with the filing by the Company of a current report on Form 6-K which will be incorporated by reference into the Registration Statement and the prospectus thereto and is not to be relied upon in respect of any other matter.
We hereby consent to the filing of this opinion as Exhibit 5.1 to the above-described Form 6-K and to the reference to our firm under the caption “Legal Matters” in the prospectus attached to the Registration Statement, without admitting that we are “experts” within the meaning of the Act or the rules and regulations of the Commission thereunder, with respect to any part of the Registration Statement. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under section 7 of the Act.
This opinion speaks as of its date and is strictly limited to the matters stated in it and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change.
Yours faithfully,
MJM LIMITED
/s/ MJM Limited